Exhibit 99.3

CONSOLIDATED CAPITALIZATION OF BANK OF MONTREAL

The following table sets forth the consolidated capitalization of the Bank at April 30, 2018.

As at April 30, 2018
(in millions of Canadian dollars)

Subordinated Debt	5,627

Total Equity
Preferred Shares(1)	4,240
Common Shares	12,926
Contributed Surplus	304
Retained Earnings	24,119
Accumulated Other Comprehensive Income	2,157

Total Shareholders’ Equity	43,746
Non-controlling Interest in Subsidiaries	0

Total Equity	43,746

Total Capitalization	49,373

Notes:

(1)	Preferred Shares classified under Shareholders’ Equity consist of Class B Preferred Shares Series 16, 17, 25, 26, 27, 29, 31, 33, 35, 36, 38, 40 and 42. For more information on the classification of Preferred Shares, please refer to Note 7 of the unaudited interim consolidated financial statements of Bank of Montreal for the quarter ended April 30, 2018.